FOR IMMEDIATE RELEASE

GSME Announces Preliminary Fiscal Year 2011 First Quarter Financial Results
for Plastec International

Company Announces Intention of Paying 30% of its Net Income through Dividend Upon Closing

Shanghai, China – September 14, 2010 – GSME Acquisition Partners I (OTCBB: GSMXF, GSMEF, GSMWF) (“GSME”), a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the People’s Republic of China, and privately-held Plastec International Holdings Limited (“Plastec” or the “Company”), a plastic injection molding and finishing business, today announced preliminary financial results for Plastec’s fiscal year 2011 first quarter ended July 31, 2010.  GSME and Plastec previously announced the proposed business combination between the parties pursuant to which Plastec will become a wholly owned subsidiary of GSME, subject to certain closing conditions.  The parties are seeking to close this transaction in October 2010.

The financial results in this press release are preliminary, and are subject to completion of Plastec’s auditor’s review of such financial statements.  All amounts are in U.S. dollars unless otherwise noted.

Preliminary FY 2011 First Quarter Financial Review
Plastec expects revenues for its FY 2011 first quarter ended July 31, 2010 to range between $38 million and $40 million, an increase of between 23% and 29%, compared to revenues of $31.0 million in the FY 2010 first quarter ended July 31, 2009.  The Company expects the gross margin for the period to range between 18% and 20%, compared to a gross margin of 20.0% in the prior-year period.  Plastec’s margins declined slightly due to increasing labor costs in China, offset by a higher margin product mix.  Plastec implements a “cost-plus” pricing model, which allows the Company to mitigate the impact of fluctuations in material costs, such as labor, and expects these higher labor costs to be priced into future contracts.  The Company’s margins are considerably higher than that of its peers due to its concentration on highly specialized plastic orders. Net income for the period is expected to be between $4.5 million and $5.0 million, as compared to net income of $3.9 million for the prior-year period.

Balance Sheet Highlights
At July 31, 2010, Plastec expects its cash and cash equivalents to be $11.2 million, its working capital to be $18.1 million, and its stockholders’ equity to be $77.3 million, compared to $19.4 million, $16.0 million, and $73.0 million, respectively, at April 30, 2010.  The expected decrease in the Company’s cash and cash equivalents during the quarter is a result of purchasing inventory to fulfill an order from one of its toy manufacturing customers.

Mr. Kin Sun Sze-To, Chairman and CEO of Plastec, stated, “We are very pleased with the strong growth we saw at Plastec during our fiscal 2011 first quarter. This growth has continued as business has expanded, specifically in the telecom sector, with the primary driver coming from leveraging the existing relationships with our current multinational customers, many of whom have worked with Plastec for over 5 years.  We believe we are well positioned to win the orders for our existing customers’ new products as our capabilities and expertise in providing high-quality precision plastic component services provide us advantages in winning new business.  We believe that Plastec will continue its steady growth in the quarters to come with the support of the merger with GSME. Our Company looks forward to further developing Plastec’s business with our longstanding, loyal customers and to establishing new business with other well-respected global brands.”

GSME Acquisition Partners I	Page 2
September 14, 2010

Company Announces Intention to Pay Dividend
GSME and Plastec have indicated that following consummation of the merger between the two companies, GSME intends to declare regular annual cash dividends equal to 30% of Plastec’s yearly net income.  However, the actual payment of such future dividends will be entirely within the sole discretion of GSME’s Board of Directors at such times and will be dependent upon the combined company’s revenues and earnings, capital requirements and general financial condition.

Mr. Sze-To stated, “Our success is evidenced by our profitable operations, and we are excited to share this success with our and GSME’s stockholders following the merger by providing a dividend. We intend to continue to explore growth opportunities and acquisitions and to focus on maximizing shareholder value without taking excessive risk.  We believe we will be one of the few U.S.-listed, China-based companies paying a dividend to its shareholders.”

About GSME Acquisition Partners I
GSME Acquisition Partners I, a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the People’s Republic of China.  GSME consummated its initial public offering on November 25, 2009 and generated aggregate gross proceeds of $36 million.

About Plastec International Holdings Limited
Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries.  With over 4,600 employees, Plastec currently operates 6 separate, high-output, low-defect facilities (over 159,000 square meters) in 5 locations in Guangdong province in Southern China and Jiangsu province in Eastern China.  Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements
This press release contains “forward-looking statements.”  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which Plastec is engaged;
•	The completion of Plastec’s auditor’s review of Plastec’s FY 2011 first quarter ended July 31, 2010 financial statements;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in GSME’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  Neither GSME nor Plastec assumes any obligation to update the information contained in this press release.

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination between GSME and Plastec.  In connection with the proposed transaction, GSME will furnish to the Securities and Exchange Commission a copy of its proxy statement under cover of a Form 6-K, which proxy statement will be mailed to its shareholders.  GSME shareholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available since they will contain important information about GSME, Plastec and the proposed transaction with Plastec.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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CONTACT:	-OR-	INVESTOR RELATIONS:
GSME Acquisition Partners I.		The Equity Group Inc.
Eli D. Scher		Adam Prior
Chief Executive Officer		Vice President
eli@gsme-cp.com		(212) 836-9606 / aprior@equityny.com

Katherine Yao Account Executive kyao@equityny.com